                                Exhibit (a)(4)

                                Exhibit (a)(4)




                              SUPPLEMENT TO THE
                              OFFER TO PURCHASE
                                UP TO 12,730
                                     UNITS
                                      in

           BOSTON FINANCIAL TAX CREDIT FUND VII, A LIMITED PARTNERSHIP
                                      for
                         $820.00 NET PER UNIT IN CASH
                                      by

                    OLDHAM INSTITUTIONAL TAX CREDITS LLC


--------------------------------------------------------------------------------

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON AUGUST 29, 1997, UNLESS EXTENDED.

--------------------------------------------------------------------------------


    Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company (the "Purchaser") hereby supplements and amends its offer to purchase up to 12,730 of the issued and outstanding Units ("Units") of limited partnership interests ("Limited Partnership Interests") in Boston Financial Tax Credit Fund VII, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 1997, this Supplement and the related Letter of Transmittal, as each may be amended from time to time. Capitalized terms used but not otherwise defined in this Supplement shall have the meaning ascribed to them in the Offer to Purchase.

To the Limited Partners of Boston Financial Tax Credit Fund VII, A Limited
Partnership:


                                   INTRODUCTION

    The Introduction to the Offer to Purchase is hereby supplemented and amended as follows:

    The Purchaser hereby supplements and amends its Offer to increase the Purchase Price to $820.00 per Unit, net to the seller in cash (the "Purchase Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 1997, this Supplement and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which together constitute the "Offer"). The Purchaser is also hereby supplementing its Offer to extend the expiration date of the offer to 12:00 Midnight, Eastern time, on August 29, 1997, unless extended.

    FACTORS TO BE CONSIDERED BY LIMITED PARTNERS. In considering the Offer, Limited Partners are urged to consider the following factors:

- Limited Partners who have a present or future need for the Low-Income Housing Credits and/or tax losses from the Units may prefer to retain their Units and not tender them pursuant to the Offer, or any other tender offer. Limited Partners who sell their Units will forgo future Low-Income Housing Credit allocations and cash distributions from the Partnership, if any. There can be no assurance that the overall benefits of continuing ownership would not exceed the benefits of selling now.

- The Purchaser priced its original Offer based solely on trading prices for the Units in the secondary market during the twelve-month period ending June 30, 1997 and the estimated present value of the expected remaining Low-Income Housing Credits. The Purchaser has re-priced this Offer in response to the change in market conditions caused by the recent competing tender offers that have been commenced on two public partnerships which are affiliates of the Partnership and in response to the notice it received concerning a potential competing offer described in Section 11 ("Background of the Offer").

- The Purchaser did not consider or attempt to estimate the future liquidation values of the Apartment Complexes in setting its price. The Purchaser believes the primary benefits for an investor to be derived from an investment in the Units in the Low Income Housing Credits and Federal income tax losses. The Low-Income Housing Credit Program is so recent in organization (1986) there is a lack of experience concerning the prices at which such Apartment Complexes may sell at the end of their Compliance Periods. There can be no assurance that if liquidation values or other methods of valuation were taken into account that a higher valuation would not be reached.

- If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser could be in a position to significantly influence all Partnership decisions on which Limited Partners may vote. Additionally, because the Purchaser is affiliated with the General Partners, the Purchaser's acquisition of Units may have the effect of making any future change of the Partnership's current management more difficult.

- Although limited resale mechanisms are available to the Limited Partners wishing to sell their Units, there is no formal or organized trading market for the Units. The Offer will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership for cash without the usual transaction costs associated with secondary market sales or partnership transfer fees.

- Although not necessarily an indication of value, the $820.00 Purchase Price is competitive with the weighted average selling price for Units reported in the limited and sporadic secondary market during the 12-month period ended June 30, 1997. However, there is a wide variation in prices, based on data obtained from the Partnership, the net prices in the secondary market during the twelve-month period ended June 30, 1997 ranged from a low of $500 per Unit to a high of $1,000 per Unit and a weighted average of $732 per Unit to $835 per Unit during the same period. See Section 13 ("Purchase Price Considerations") in the original Offer to Purchase, as supplemented by this Supplement.

- As an alternative to tendering the Units, Limited Partners could retain their Units until the liquidation of the Partnership or seek to sell their Units in the secondary market either now or later.

- The Purchase Price has been established by the Purchaser and is not the result of arms length negotiations. No independent third party has been retained to evaluate or render an opinion with respect to the fairness of the purchase price. There can be no assurance that such a third party would agree that the price is fair.

- The General Partners and the Purchaser are affiliates. Therefore, the General Partners will have a conflict of interest in responding to the Offer between the interests of its affiliate, the Purchaser, in obtaining a low price for the Units and the interest of those Limited Partners who tender their Units to get a high price.

- As discussed in Section 7 of the original Offer to Purchase - ("Effects of the Offer") termination of the Partnership for federal income tax purposes would occur if Units representing 50% or more of the total Partnership capital and profits are transferred within a twelve-month period. The Partnership Agreement restricts transfers that would cause such a termination. The Purchaser does not believe its Offer will cause such a termination in view of the very limited trading that has occurred historically (less than 5%). However, although it is not likely, there can be no assurance that if the Purchaser's Offer is fully subscribed (obtains approximately 25%) that sales of units in the secondary market and in private transactions during the twelve month period following completion of the Offer will not be restricted by these Partnership termination restrictions.

- A Limited Partner who acquired his or her Units pursuant to the original offering of Units by the Partnership is expected to recognize a long-term capital gain of approximately $56 per Unit in connection with a sale pursuant to this Offer, which may be offset by unused passive losses.
    The long-term capital gain of $56 per

    Unit would result in a tax liability of approximately $11.20 per Unit based on a 20% tax rate. Additionally, if such Limited Partner was unable to utilize his share of previously allocated tax losses of approximately $236 per Unit as a result of the passive activity limitations discussed in
    Section 6 ("Certain Federal Income Tax Consequences") and such Limited Partner sells all of his Units, such losses will no longer be subject to the passive activity restrictions and will be available to offset taxable income of the Limited Partner from any source. Under these circumstances, assuming a 35% marginal tax rate, a sale pursuant to the Offer could generate net tax savings for a Limited Partner of approximately $71.40 per Unit from the transaction.

- The Purchaser anticipates that the sale of Units pursuant to the Offer will not cause a recapture of Low-Income Housing Credits previously taken.

                        -----------------------------

   THE PURCHASE PRICE HAS BEEN INCREASED TO $820.00. LIMITED PARTNERS WHO HAVE ALREADY TENDERED THEIR UNITS TO THE PURCHASER WILL AUTOMATICALLY RECEIVE THE INCREASED PURCHASE PRICE WITHOUT TAKING ANY FURTHER ACTION.

                        -----------------------------

                               THE TENDER OFFER

    1.   TERMS OF THE OFFER.

    Section 1 of the Offer to Purchase is hereby amended and supplemented to reflect the extension of the expiration date of the Offer. The term "Expiration Date" shall mean 12:00 midnight, Eastern time, on August 29, 1997, unless the Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, will expire.

    4.   WITHDRAWAL RIGHTS.

    Section 4 of the Offer to Purchase is hereby amended by substituting the word expiration for the word termination in the last sentence of the third paragraph under that section. Accordingly, that sentence will now read as follows:

    The reservation by the Purchaser of the right to delay the acceptance or purchase of or payment for Units is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or return Units tendered by or on behalf of Limited Partners promptly after the expiration or withdrawal of the Offer.

    6.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

    Section 6 in the Offer to Purchase is hereby amended and supplemented to reflect the effect of recently enacted tax legislation and the increase in the Purchase Price. The information contained in such section under the subtitle "Consequences to Tendering Limited Partners" is replaced (except for the last three paragraphs of such material) in its entirety with the material below.

    CONSEQUENCES TO TENDERING LIMITED PARTNER. A Limited Partner will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Limited Partner's "amount realized" on the sale and (ii) the Limited Partner's adjusted tax basis in the Units sold. The "amount realized" with respect to a Unit sold pursuant to the Offer will be equal to the sum of the amount of cash received by the Limited Partner for the Unit plus the amount of Partnership liabilities allocable to the Unit as determined under Code Section 752. The amount of a Limited Partner's adjusted tax basis in Units sold pursuant to the Offer will vary depending upon the Limited Partner's particular circumstances, and will be adjusted by allocations of Partnership income, gain or loss to a Limited Partner with respect to such Units. In this regard, tendering Limited Partners will be allocated a pro rata share of the Partnership's taxable income or loss with respect to Units sold pursuant to the Offer through the effective date of the sale.

    A Limited Partner who acquired Units pursuant to the original offering of Units by the Partnership is expected to have an "amount realized" in excess of his or its adjusted tax basis and therefore will recognize a taxable gain on a sale of Units pursuant to the Offer. Even if the Limited Partner is subject to the passive activity loss limitation discussed below, any unused tax losses from prior years will generally be available to offset gain from the sale of Units.

    In general, the character (as capital or ordinary) of a Limited Partner's gain or loss on a sale of a Units pursuant to the Offer will be determined by allocating the Limited Partner's amount realized on the sale and his adjusted tax basis in the Units sold between "Section 751 items," which are "inventory" and "unrealized receivables" (including depreciation recapture) as defined in Code Section 751, and non-Section 751 items. The Purchaser believes that all or substantially all of any taxable gain realized on a sale of Units pursuant to the Offer will be treated as a capital gain under these rules.

    Under the recently enacted Taxpayer Relief Act of 1997, capital gain recognized by an individual on the sale of an asset such as a partnership interest is taxed at a maximum rate of 20% if the individual has held the asset for at least 18 months at the date of sale, and at a maximum rate of 28% if the individual has held the asset for at least 12 months at the date of sale. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely). In addition, corporations, but not non-corporate taxpayers, are allowed to carry back excess capital losses to the three preceding taxable years.

    Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income. If a Limited Partner is subject to these restrictions and has unused tax losses attributable to the Partnership from prior years, such tax losses will generally become available to offset any taxable income of the Limited Partner, provided the Limited Partner sells all his Units. If a Limited Partner is unable to sell all his Units (for example, because the Offer is oversubscribed and the Purchaser must make a pro-rata reduction in Units purchased, as described under Section 2. "Proration; Acceptance for Payment and Payment for Units"), the deductibility of such losses would continue to be subject to the passive activity loss limitation until the Limited Partner sells his remaining Units, although such losses can be used to offset the gain from the sale of Units or other passive activity income of the Limited Partner. See Section 7 ("Effects of the Offer").

    A Limited Partner who acquired his or her Units pursuant to the original offering of Units by the Partnership is expected to recognize a long-term capital gain of approximately $56 per Unit in connection with a sale pursuant to this Offer. This would result in a tax liability of approximately $11.20 per Unit based on a 20% tax rate. Additionally, if such Limited Partner was unable to utilize his share of previously allocated tax losses of approximately $236 per Unit as a result of the passive activity limitations discussed above and such Limited Partner sells all of his Units, such losses will no longer be subject to the passive activity restrictions and will be available to offset taxable income of the Limited Partner from any source. Under these circumstances, assuming a 35% marginal tax rate, a sale pursuant to the Offer could generate net tax savings for a Limited Partner of approximately $71.40 per Unit from the transaction.

    9.   CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.

    Section 9 in the Offer to Purchase is hereby amended by deleting the last sentence in the first paragraph in that section in which the Purchaser disclaimed responsibility for information included in certain public reports filed by the Partnership.

    11.  BACKGROUND OF THE OFFER.

    Section 11 of the Offer to Purchase is hereby supplemented by the material set forth below.

    On or about July 22, 1997 a representative of Everest Properties, LLC and/or its affiliates (collectively "Everest") contacted an affiliate of the General Partners (the "GP Affiliate") and indicated that it would like to obtain a list of the limited partners in one or more of the public limited partnerships (collectively, the "Boston Financial Partnerships") in which affiliates of the GP Affiliate were general partners. The Partnership was not mentioned specifically but neither was it excluded from that group. It was the perception of the GP Affiliate, based on prior experiences with Everest, that if given this list Everest probably would commence a tender offer for less than 5% of the units in such funds and otherwise conduct it so that the requirement to publicly file such an offer with the Securities Exchange Commission (the "SEC") and to comply with certain SEC rules adopted to advance investor protection would not be applicable. The GP Affiliate views "mini-tenders" as not necessarily being in the best interest of the limited partners in the Boston Financial Partnerships because of the lack of public scrutiny of such offers and the non-applicability of certain SEC rules mandating certain proration and withdrawal rights. Accordingly, the GP Affiliate did not provide such list. On July 30, approximately a week after the Purchaser commenced its Offer, Everest contacted the Purchaser indicating that it was prepared to commence a publicly-filed competing tender offer at a higher price unless the Purchaser allowed it to purchase a percentage of the Units tendered to the Purchaser in its Offer. Everest stated a similar intention concerning two other Boston Financial Partnerships for which the Purchaser is currently making tender offers (collectively, the "Tendered Partnerships"). The Purchaser rejected this offer. On August 6, representatives of Everest sent a notice to representatives of the Purchaser and the General Partners re-iterating the intent of Everest to commence a publicly-filed tender offer at a higher price ($775 per Unit was the indication). On August 11, 1997 Everest commenced a publicly-filed tender offer for the two other Tendered Partnerships but did not commence a public tender for the Partnership.

    Everest is also attempting to gain admission as a limited partner to the Partnership, presumably in order to obtain the limited partner list so it can launch a mini-tender. Everest has stated it will hold the General Partner liable for damages arising from the General Partner's refusal to admit Everest to the Partnership and provide it with the limited partner list, and the General Partner's prevention of Everest from making a competing bid for the Units at a price higher than the Purchaser had offered in its original offer. The General Partner has rejected this attempt to be admitted and indicated to Everest if it wishes to make a tender offer it should be a publicly-filed tender offer to which all the investor protection rules apply. Under the limited partnership agreement of the Partnership, a copy of the limited partner list is available to a limited partner for any purpose related to that partner's interest as a partner of the Partnership and not for an improper purpose or for a commercial purpose other than in the interest of the applicant as a Limited Partner relative to the affairs of the Partnership.

    12.  SOURCE OF FUNDS.

    Section 12 of the Offer to Purchase is hereby amended to reflect the higher purchase price. Accordingly, the first sentence of that section is revised to read as follows:

    The Purchaser expects that an aggregate of approximately $10,438,600 (exclusive of fees and expenses) will be required to purchase the Units sought pursuant to the Offer, if tendered.

    13.   PURCHASE PRICE CONSIDERATIONS.

    Section 13 in the Offer to Purchaser is hereby supplemented as follows:

    The Purchaser has increased the Purchase Price to $820.00 net per Unit. The Purchaser considered the trading prices for the Units in the secondary market during the twelve-month period ended June 30, 1997 and the estimated present value of the expected remaining Low-Income Housing Credits in setting the original offer price. The Purchaser has re-priced this Offer in response to the change in market conditions caused by the recent competing public tender offers that have been commenced with regard to the Tendered Partnerships and in response to the notice it received of a potential competing offer on August 6, 1997 as described above in Section 11 ("Background of the Offer").

    The Purchaser did not consider or attempt to estimate the future liquidation values of the Apartment Complexes in setting its price. The Purchaser believes the primary benefits for an investor to be derived from an investment in the Units in the Low Income Housing Credits and Federal income tax losses. The Low-Income Housing Program is so recent in organization
(1986) there is a lack of experience concerning the prices at which such Apartment Complexes may sell at the end of their Compliance Periods. There can be no assurance that if liquidation values or other methods of valuation were taken into account that a higher valuation would not be reached.

    Limited Partners who sell Units pursuant to the Offer will receive a cash payment of $820.00 per Unit sold. A Limited Partner who acquired his or her Units pursuant to the original offering of Units by the Partnership is expected to recognize a long-term capital gain of approximately $56 per Unit in connection with a sale pursuant to this Offer. This would result in a tax liability of approximately

$11.20 per Unit based on a 20% tax rate. Additionally, if such Limited Partner was unable to utilize his share of previously allocated tax losses of approximately $236 per Unit as a result of the passive activity limitations discussed above and such Limited Partner sells all of his Units, such losses will no longer be subject to the passive activity restrictions and will be available to offset taxable income of the Limited Partner from any source. Under these circumstances, assuming a 35% marginal tax rate, a sale pursuant to the Offer could generate net tax savings for a Limited Partner of approximately $71.40 per Unit from the transaction. Alternatively, if Limited Partners keep their Units, it is possible that they will eventually receive proceeds when the properties are sold or refinanced. Additionally, they may receive the tax benefit of their allocable share of Low-Income Housing Credits and passive losses plus a capital loss if they ultimately do not receive a return of their tax adjusted capital. See Section 6 ("Certain Federal Income Tax Consequences").

                                  ************

    For your convenience, we have included herewith another copy of the Letter of Transmittal. For Units to be validly tendered pursuant to the Offer, a Letter of Transmittal, properly completed and duly executed, together with any other documents required by the Letter of Transmittal, must be received by the Information Agent/Depositary at its address on the back cover page of the Offer to Purchase on or prior to the Expiration Date. HOWEVER, LIMITED PARTNERS WHO HAVE ALREADY TENDERED THEIR UNITS TO THE PURCHASER WILL AUTOMATICALLY RECEIVE THE INCREASED PURCHASE PRICE WITHOUT TAKING ANY FURTHER ACTION.

                                       Oldham Institutional Tax Credits LLC

August 18, 1997


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